Exhibit 99.1

Aphria announces early termination and liquidation of interests in Liberty Health Sciences, Inc.

Cash proceeds of $47 million received, with additional $10 million upon satisfaction of certain conditions

LEAMINGTON, ON, Feb. 19, 2019 /CNW/ - Aphria Inc. ("Aphria" or the "Company") (TSX: APHA and NYSE:APHA) today announced that independent members of its Board of Directors consisting of Shlomo Bibas, John Herhalt, Tom Looney and Irwin Simon, unanimously approved the early termination and liquidation of a promissory note, option and other agreements (the "Early Termination and Liquidation") related to the Company's previously announced divestment of all interests in Liberty Health Sciences, Inc. ("Liberty").

As detailed on September 6, 2018, the Company entered into a share purchase agreement with a group of buyers, wherein it completed the sale of the shares making up 100% of its outstanding interest in Liberty, in exchange for a five-year promissory note due September 6, 2023, bearing interest at 12% per annum and in the amount of $59,097,986. Aphria retained an irrevocable option to repurchase its shares in Liberty from the buyers for a period of up to five years, subject to the satisfaction of certain conditions.

In line with Aphria's commitment to enhanced corporate governance practices and a renewed focus on its strategic plan, the option in the Liberty shares represented a non-essential holding of the Company. Accordingly, the independent members of the Board of Directors unanimously approved the Early Termination  and Liquidation  wherein the Company received  cash  consideration (the "Consideration") of $47.4 million and may earn up to an additional $10 million based on certain value thresholds, if the counterparties monetize the Liberty shares underlying the terminated option within six months. Jefferies LLC acted as financial advisor to the Company.

The Early Termination and Liquidation represents the ultimate conclusion of Aphria's investment in Liberty. From Aphria's first investment in Liberty of $25 million in April 2017 until today's date, Aphria earned a return equal to 3.4 times its cumulative investment in Liberty, an internal rate of return of approximately 167.2% on the initial investment.

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About Aphria

Aphria is a leading global cannabis company driven by an unrelenting commitment to our people, product quality and innovation. Headquartered in Leamington, Ontario – the greenhouse capital of Canada – Aphria has been setting the standard for the low-cost production of safe, clean and pure pharmaceutical-grade cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria is committed to bringing breakthrough innovation to the global cannabis market. The Company's portfolio of brands is grounded in expertly-researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders' multi-generational expertise in commercial agriculture, Aphria drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion, with a presence in more than 10 countries across 5 continents.

For more information, visit: aphria.ca

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward- looking statements. Forward looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, estimated margins, expectations with respect to actual production volumes, expectations for future growing capacity and costs, the completion of any capital project or expansions, and expectations with respect to future production costs. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving cannabis; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the cannabis industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

The forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities laws. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

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SOURCE Aphria Inc.

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%CIK: 0001733418

For further information: For media inquiries please contact: Tamara Macgregor, Vice President, Communications, Aphria tamara.macgregor@aphria.com, 437-343-4000; For investor inquiries please contact: John Sadler, Vice President, Investor Relations, john.sadler@aphria.com, 519-919-7500

CO: Aphria Inc.

CNW 18:28e 19-FEB-19